Exhibit 99.1
Summary of Terms of Transaction Agreement1

On October 10, 2011, Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”) and Administradora de Acciones del Noreste, S.A.P.I. de C.V. (“Administradora”), Mr. Robert Alan Fleishman Cahn (“R. Fleishman”), Mr. Herman Harris Fleishman Cahn (“H. Fleishman” and together with R. Fleishman “Messrs. Fleishman”), companies affiliated with Messrs. Fleishman,  and family members of Messrs. Fleishman entered into an agreement (the “Transaction Agreement”) pursuant to which the parties thereto agreed, among other things, to the terms and conditions pursuant to which Administradora would be merged with and into KOF (the “Merger”) and the stockholders of Administradora, including  Messrs. Fleishman, (the “Stockholders”) would receive Series L Shares of KOF (the “Series L Shares”).   The Merger became effective before third parties when the merger agreements were registered with the public registry of commerce on October 13, 2011. The Transaction Agreement contains standard and customary provisions related to the Merger including conditions precedent, representations and warranties, indemnities, pre-closing covenants regarding the operation of the business and other commercial terms.

Pursuant to the Transaction Agreement, Messrs Fleischman and the other Stockholders are entitled to a single demand registration right prior to the earlier of (i) six months following the effective date of the Merger and (ii) March 29, 2012.  The Stockholders and KOF have agreed to indemnify each other on a customary basis in connection with information disclosed in any registration statement. KOF and the Stockholders also agreed to other standard and customary conditions and registration procedures in connection with a grant of registration rights.

As required by the Transaction Agreement, on October 10, 2011, Messrs. Fleishman, Compañía Internacional de Bebidas, S.A. de C.V. (“CIBSA”) and Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) entered into a Stockholders’ Agreement pursuant to which Mr. Herman Harris Fleishman Cahn and Mr. Robert Alan Fleishman Cahn will be elected as director and alternate director, respectively, of the board of directors of KOF.  After their initial appointment, the Messrs Fleishman will alternate as directors and alternate director in successive years for a total period of six consecutive one year terms, in each case unless either elects to sell more than a specified amount of shares.   The Shareholders’ Agreement is subject to other customary terms and conditions.

1 This exhibit consists of an English language summary of Spanish language documents and is being filed pursuant to Rule 12b-12 of the Securities Exchange Act of 1934, as amended. H. Fleishman undertakes to provide the Staff of the U.S. Securities and Exchange Commission copies of the originals of such Spanish language documents upon request.